

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 28, 2018

Jeffrey M. Slotterback
Chief Financial Officer
Atlas Resources Series 33-2013 L.P.
425 Houston Street, Suite 300
Fort Worth, TX 76102

> **Re: Atlas Resources Series 33-2013 L.P.**
> **Form 10-12G**
> **Filed February 12, 2018**
> **File No. 0-55901**

Dear Mr. Slotterback:

We issued comments to you on the above captioned filing on August 10, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 12, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources